12100 West Center Road

Omaha, Nebraska 68144

(402) 691-4000

February 13, 2013

Via EDGAR Submission and Overnight Courier

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Tia L. Jenkins

Myra Williamson

Steve Lo

Re: Gordmans Stores, Inc.

Form 10-K for the Fiscal Year Ended January 28, 2012

Filed March 29, 2012

File No. 001-34842

Ladies and Gentlemen:

Gordmans Stores, Inc. (the “Company”) is writing to respond to the comment letter, dated January 30, 2013, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) related to the Company’s Form 10-K for the fiscal year ended January 28, 2012 (the “Form 10-K”). The Company’s responses below correspond to the captions and numbers of the Staff’s comments (which are reproduced below in italics). Unless otherwise indicated, capitalized terms used below that are not otherwise defined have the meanings assigned to them in the Form 10-K.

Form 10-K for the Fiscal Year Ended January 28, 2012

Item 8. Financial Statements and Supplementary Data, page 48

Consolidated Statements of Cash Flows, page 53

1.	We note you present $5.6 million of tax benefit on common stock repurchased and stock options exercised in cash flows from financing activities. Please tell us where you include the same tax benefit in the cash flows from operating activities pursuant to ASC 230-10-45-17(c) and confirm to us that you will present such tax benefit in a separate line item in the cash flows from operations in future filings.

RESPONSE – The Company has presented $5.6 million of tax benefit on common stock repurchased and stock options exercised within the change in the “Accounts, landlord and income tax receivable” line item within cash flows from operating activities in the consolidated cash flow statement in the Form 10-K. We confirm that we will present such tax benefit in a separate line item in cash flows from operations in future filings to the extent such tax benefit is material.

Notes to Consolidated Financial Statements, page 54

A. Summary of Significant Accounting Policies, page 54

Receivables, page 54

2.	We note from your disclosure that landlord receivable represents amounts due from landlords for the portion of store construction project costs incurred by you, generally after construction is complete. Please address and provide draft disclosures to be included in future filings for the following:

•

With regards to the landlord receivable and the deferred rent balances, tell us how these accounts relate to one another, specifically quantifying the activity in each of the years presented in both of these accounts. Tell us how recording a landlord receivable is appropriate. In this regard, it appears that minimal amounts of leasehold improvements were recorded during 2011 when you disclose on page 39 that you spent $7.4 million during 2011;

RESPONSE – In response to the Staff’s comment, the Company advises the Staff that for certain of the Company’s store operating lease agreements, during the construction or remodel period, the Company incurs and pays for the construction invoices directly for both the structural improvements and/or non-structural improvements (i.e. leasehold improvements and furniture, fixtures and equipment) for a new store location or existing store remodel and is reimbursed by the landlord. At the time construction payments are made by the Company, a fixed asset is recorded in construction-in-progress. When the Company bills the landlord for reimbursement, a landlord receivable is recorded pursuant to the lease agreement which provides for a legal right to receive construction reimbursements from the landlord (i.e. tenant improvement allowance or “TIA”) either periodically during the construction period or at the completion of construction. The landlord maintains title of the real property, or structural assets, during the construction phase. The Company has concluded that it is the accounting owner of the construction project under provisions of ASC 840, Topic 40, Sale-Leaseback Transactions (“ASC 840-40”) and sale-leaseback accounting applies. When construction is complete, the Company records a sale-leaseback transaction in the consolidated cash flow statement which represents a sale of the structural assets back to the landlord who owns the building leased by the Company.

Deferred rent on the Company’s consolidated balance sheet includes both straight-line rent and amounts received from landlords in the form of TIAs for non-structural improvements as disclosed in Note E to the consolidated financial statements. Tenant improvement assets and deferred rent liabilities are recorded for the amount of the tenant improvement allowance funds received from the landlord. The tenant improvement asset is depreciated over the initial life of the lease and deferred rent is amortized over the term of the lease as a reduction of rent expense.

Activity for landlord receivable and deferred rent relating to TIAs is summarized as follows for fiscal 2011 and 2010:

	January 29, 2011	Debits	Credits	January 28, 2012
Fiscal 2011
Landlord receivable	$2,077	$20,813	$(12,951)	$9,939
Deferred rent – tenant improvement allowances	2,716	(23,628)	30,715	9,803

	January 30, 2010	Debits	Credits	January 29, 2011
Fiscal 2010
Landlord receivable	$423	$6,594	$(4,940)	$2,077
Deferred rent – tenant improvement allowances	2,742	(2,165)	2,139	2,716

As noted in the preceding table, there is a significant increase in both landlord receivable and deferred rent relating to TIAs in fiscal 2011 due to more store openings in fiscal 2011 compared to fiscal 2010. The Company opened six new stores and relocated one store during fiscal 2011 and was the accounting owner of four of the properties during the construction period compared to just two new stores openings and one store relocation in fiscal 2010 where the Company was the accounting owner of two of the properties during the construction period.

On page 39 of the Form 10-K, the Company disclosed that $7.4 million was spent in fiscal 2011 for the four new stores that opened in the first quarter of 2012. The $7.4 million for new stores opening in 2012 is included as part of the total new and existing store investment of $26.2 million in fiscal 2011. This disclosure is intended to inform the reader that, while the Company invested a total of $26.2 million in new and existing stores during fiscal 2011 (as disclosed on page 39 of the Form 10-K), $7.4 million of the amount invested was for new stores opening in fiscal 2012. The Company believes this disclosure provides clarity regarding the Company’s capital expenditures for the year and aids the reader in comparing net cash used for new and existing stores that were actually opened in fiscal 2011 and 2010.

The Company will revise its disclosure of its accounting policy in the Summary of Significant Accounting Policies in Note A to the consolidated financial statements in future filings to include disclosure substantially similar to the following:

Landlord receivable - For certain of the Company’s store operating lease agreements, the Company incurs and pays for the construction invoices directly for both the structural improvements and/or non-structural improvements (i.e. leasehold improvements and furniture, fixtures and equipment) of a new store location or existing store remodel and is reimbursed by the landlord. At the time the construction payments are made by the Company, a fixed asset is recorded in construction-in-progress. When the Company bills the landlord for reimbursement, a landlord receivable is recorded pursuant to the lease agreement which provides for a legal right to receive construction reimbursements from the landlord for tenant improvement allowances either periodically during the construction period or at the completion of construction. Of the total landlord receivable balance, $X.X million and $8.4 million at February 2, 2013 and January 28, 2012, respectively, relate to amounts due from landlords for construction-related reimbursements.

Sale-leaseback accounting - In certain of the Company’s store operating lease agreements, the Company is responsible for funding the construction of the structural store assets and the landlord reimburses the Company pursuant to the underlying lease agreement. The landlord maintains title of the real property, or structural assets, during the construction phase of a new store location or existing store remodel. During the construction period, the Company serves as the agent for the construction project and is obligated to fund cost overruns or may benefit if the cost of construction is less than the tenant improvement allowance. The Company bears substantially all construction period risk for new store construction projects and the Company pays for the construction costs pursuant to a contractual arrangement that includes the right of reimbursement from the landlord. Accordingly, the Company has concluded that it is the accounting owner of the construction project under sale-leaseback accounting provisions and reports the costs of construction as a purchase of property and equipment in “Purchase of property and equipment” and the reimbursements from landlords as “Proceeds from sale-leaseback transactions” under cash flows from investing activities in the consolidated statements of cash flows. When construction is complete, the Company records a sale-leaseback transaction which represents the title transfer of the structural assets that are sold back to the landlord pursuant to sale-leaseback accounting. The sale-leaseback transaction is disclosed in “Supplemental Cash Flow Information” in Note A, Summary of Significant Accounting Policies, as a non-cash activity. Such sale-leaseback transactions do not involve any future commitments, obligations, provisions or circumstances that require or result in continuing involvement and the Company is no longer deemed the accounting owner of the landlord-owned assets once the store construction is completed and the sale-leaseback transaction is recorded.

Tenant improvement assets and deferred rent - Tenant improvement assets, which generally represent leasehold improvements and furniture, fixtures and equipment for which the Company receives reimbursement from the landlord, are depreciated over the initial life of the lease, prior to any lease extensions. For tenant improvement allowances, the Company records a deferred rent liability in “Deferred Rent” on the consolidated balance sheets and amortizes the deferred rent over the initial term of the lease as a reduction to rent expense on the consolidated statements of operations.

•

Clarify the nature of the transactions that constitute the landlord receivable of $9.9 million presented on your consolidated balance sheets on page 51 and tell us whether this balance includes the remaining $5.5 million that your landlords agree to reimburse to you in fiscal 2012 related to tenant improvements in fiscal 2011 [page 39];

RESPONSE – The Company advises the Staff that a landlord receivable of $9.9 million is recorded at January 28, 2012 related to tenant improvement allowances due from landlords for construction cost reimbursements for costs incurred by the Company associated with new stores to be opened under operating lease agreements and/or existing store remodels. The nature of the landlord receivable is further described in the Company’s response to Comment #2 above. As disclosed on page 39 of the Form 10-K, $1.9 million of the $7.4 million spent by the Company in fiscal 2011 for new stores opening in fiscal 2012 was collected during fiscal 2011 and the remaining $5.5 million was expected to be collected in fiscal 2012. Of the $5.5 million, $4.1 million is included in the $9.9 million landlord receivable balance at January 28, 2012. The remaining $1.4 million of construction costs was included in property and equipment in construction-in-progress at January 28, 2012 as this amount had not been billed to landlords as of January 28, 2012.

•

Confirm for us that amounts spent on leasehold improvements are recorded as investing activities in the line item “purchase of property and equipment.” Further clarify where you have presented on the statement of cash flows the receipt of $1.9 million from your landlord; and

RESPONSE – The Company confirms that amounts spent on leasehold improvements are recorded as investing activities in the line item “purchase of property and equipment” in the consolidated statement of cash flows. Similar to all receipts from landlord receivables, the receipt of $1.9 million from landlords is reflected in the net change in “Accounts, landlord and income taxes receivable” line item in cash flows from operating activities in the consolidated statement of cash flows.

•

Clarify whether your landlord receivable includes any amounts due from sales-leaseback transactions. To the extent any receivables within this balance relate to the sales leaseback transactions, please revise your disclosure to provide a separate description of receivables relating to your sales-leaseback transactions, what the receivables relate to and quantify those amounts.

RESPONSE – The Company advises the Staff that $8.4 million of the total $9.9 million landlord receivable balance at January 28, 2012 relates to amounts due from sale-leaseback transactions. The remaining $1.5 million balance of landlord receivable at January 28, 2012 relates to two lease agreements in which the Company paid only for the costs of the non-structural assets (i.e. leasehold improvements and furniture, fixtures and equipment). As the Company did not bear substantially all the construction period risk for these two lease agreements, the $1.5 million is not accounted for as a sale-leaseback transaction.

The Company will include disclosure substantially similar to the following in Note A, Summary of Significant Accounting Policies, in its fiscal 2012 Form 10-K to disclose the amount of the landlord receivable relating to sale-leaseback transactions:

Landlord receivable – Of the total landlord receivable balance, $X.X million and $8.4 million at February 2, 2013 and January 28, 2012, respectively, relate to amounts due from sale-leaseback transactions (see also the response to Comment #2 above).

Property and Equipment, page 55

3.	We note that you determined you were the accounting owner of certain leased store locations during the construction period of these assets and you accounted for the assets utilizing sale-leaseback accounting. Please address the following:

•

Tell us and provide draft disclosure to be included in future filings that discuss the nature and timing of all sale-leaseback transactions you were party to during each of the years presented. Your revised disclosure should describe the terms of each sale-leaseback transaction, including future commitments, obligations, provisions, or circumstances that require or result in your continuing involvement. Refer to ASC 840-40-50-1; and

RESPONSE – The Company refers the Staff to the Company’s proposed disclosure to be included in future filings set forth in the response to Comment #2 above. The Company is not party to any other types of sale-leaseback transactions.

•

Tell us the form of your involvement during the construction period to support your determination that you were the accounting owner of leased store locations during the construction period and how you considered ASC 840-40-05-5, ASC 840-40-55-8 and ASC 840-40-55-15.

RESPONSE – The Company advises the Staff that it has determined that the Company is the accounting owner of leased store locations during the construction period pursuant to ASC 840-40.

Specifically, ASC 840-40-05-5 requires that a lessee be considered the owner of an asset during the construction period if the lessee has substantially all of the construction period risks. Since the Company is obligated to fund cost overruns and may benefit if construction costs are less than the tenant improvement allowance funds, the Company believes that sale-leaseback accounting is appropriate.

A sale-leaseback transaction may arise in situations in which the lessee never owned the leased property. The Company is responsible for the construction of the structural store assets that are leased back to the Company when construction is completed. The lessee is considered the owner of the asset during the construction period if the lessee has substantially all the construction period risks per ASC 840-40-15-5, which is the case for the Company in these transactions. The Company’s involvement during the construction period includes serving as the agent for construction (i.e. responsible for direct payments, in accordance with ASC 840-40-55-15b) and being obligated to fund cost overruns (these overruns are included in the maximum guarantee test in accordance with ASC 840-40-55-8) or benefit from costs of construction that are less than the tenant improvement allowances. The Company believes it has met the criteria of lessee involvement during the construction period pursuant to ASC 840-40.

The Company also refers the Staff to the Company’s proposed disclosure set forth in the response to Comment #2 above.

Operating Leases, page 55

4.	We note from page 56 that you record both tenant improvement assets and the corresponding tenant improvement allowances when the amount of new store construction exceeds the amount attributable to the landlord’s owned asset, generally the building shell. Please clarify your accounting policy with respect to your tenant improvement assets and amounts received from your landlord as tenant improvement allowances, specifically addressing why the timing of recognizing these amounts “when the amount of the new store construction exceeds the amount attributable to the landlord’s owned asset” is appropriate. Please provide us with the authoritative accounting literature to support your accounting.

RESPONSE – The Company refers the Staff to the Company’s proposed disclosure regarding tenant improvement allowances and deferred rent set forth in the response to Comment #2 above.

The Company advises the Staff that the above referenced disclosure (“when the amount of new store construction exceeds the amount attributable to the landlord’s owned asset”) is not meant to articulate the timing of recognizing these amounts, but rather to point out that the tenant improvement assets which are not part of a sale-lease back transaction are capitalized into property and equipment.

ASC 840-40 addresses sale-leaseback accounting and the Company’s response to SEC Comment #3 above addresses whether the Company’s involvement in store construction projects qualifies such transactions for sale-leaseback accounting treatment. The Company has determined that provisions of ASC 840 support the Company’s accounting for tenant improvement assets and the related tenant improvement allowance deferred rent liability. For example, ASC 840-10-10-1 states that “a lease that transfers substantially all of the benefits and risks incident to the ownership of property should be accounted for as the acquisition of an asset and the incurrence of an obligation by the lessee.” As noted above, in certain of the Company’s store operating lease agreements, the Company bears substantially all the construction risk associated with store construction projects during the construction period and, as a result, is deemed the accounting owner during such period. Such lease agreements for store construction projects qualify for sale-leaseback accounting. Once construction is completed, the landlord owned assets, generally the building shell, are in effect sold to the lessor and leased back by the Company according to the provisions of ASC 840-40-15-5. The remaining construction costs incurred and paid by the Company are generally for leasehold improvements and furniture, fixtures and equipment which are owned by the Company. Further, the portion of the tenant improvement allowance received by the Company from the landlord for non-structural assets qualifies as a lease incentive from the landlord as defined in ASC 840-20-25-6. One example of a lease incentive is an up-front cash payment to the lessee (e.g. the portion of the tenant improvement allowance pertaining to the non-structural assets owned by the Company). In accordance with ASC 840-20-25-6, lease incentives shall be recognized as reductions of rental expense by the lessee over the term of the lease. The Company believes that this supports its accounting policy of recording tenant improvement assets and deferred rent liabilities, as summarized in the proposed disclosure set forth in the Company’s response to Comment #2.

Supplemental Cash Flow Information, page 59

5.	We note you present $13 million under the heading of “non-cash operating, investing and financing activities” for sales of property and equipment. We also note you present the same amount as “proceeds from sale of property and equipment” under cash flows from investing activities in your consolidated statements of cash flows on page 53. Please clarify or revise accordingly pursuant to ASC 230-10-50-3 to disclose information about all investing and financing activities that affect recognized assets or liabilities but that do not result in cash receipts or cash payments.

RESPONSE – ASC-230-10-50-3 requires information about all investing and financing activities that affect recognized assets or liabilities but that do not result in cash receipts or cash payments to be disclosed. The Company presented $13 million in “proceeds from sale of property and equipment” under cash flows from investing activities in the consolidated statements of cash flows on page 53 of the Form 10-K which represents proceeds from reimbursement of construction costs from the landlord during the construction period when sale-leaseback accounting applies. The Company was deemed the accounting owner during the construction period pursuant to ASC 840-40. Therefore, the Company has presented this same amount in the Supplemental Cash Flow Information on page 59 of the Form 10-K to disclose the transfer of ownership of the structural assets to the landlord for accounting purposes at the completion of construction as a separate and distinct non-cash transaction. See additional disclosure of sale-leaseback accounting in the Company’s response to Comment #2. In future filings, the Company will change the caption “Proceeds from sale of property and equipment” to “Proceeds from sale-leaseback transactions” in the consolidated cash flow statement and “Sales of property and equipment” to “Sales of property and equipment pursuant to sale-leaseback accounting” in the Supplemental Cash Flow Information disclosure on page 59 of the Form 10-K.

Share-Based Compensation, page 65

6.	We note the table of restricted stock activity on page 66 has a beginning balance of zero for “non-vested, January 29, 2011.” However, we also note from page 70 of the Form 10-K for the fiscal year ended January 29, 2011 that you presented 617,990 shares for “non-vested at January 29, 2011.” Please reconcile the differences between these amounts.

RESPONSE – The Company advises the Staff that Note L in the Company’s fiscal 2010 Form 10-K and Note K in the fiscal 2011 Form 10-K states the following:

“In connection with the Company’s initial public offering in August 2010, all existing options outstanding (1,285,570) under the 2009 Stock Option Plan were terminated. In exchange, each participant received the following awards under the 2010 Plan: (1) 12 months from the date of the option termination agreement, vested restricted stock to replace the intrinsic value of the participant’s vested options under the 2009 Stock Option Plan and (2) unvested restricted stock to replace the intrinsic value of the participant’s unvested options under the 2009 Stock Option Plan, with a similar vesting schedule as that of the existing options…In exchange for 1,285,570 stock options outstanding at the time of the initial public offering, 977,547 shares of restricted stock will be awarded.”

The reason for the difference in the ending fiscal 2010 balance of non-vested restricted stock and the beginning fiscal 2011 balance of non-vested restricted stock is due to complexity in the amount of shares vested for accounting purposes as compared to the amount of shares that were legally issued and vested. The Company revised its disclosure in fiscal 2011 to more accurately reflect the restricted stock activity.

In Note L contained in the fiscal 2010 Form 10-K, the Company disclosed that 977,547 shares of restricted stock will be awarded (in August 2011, 12 months after the initial public offering and 12 months from the date of the option termination agreement). As disclosed, 359,557 of those shares were already vested at January 29, 2011 as the vesting schedule of the restricted stock was intended to mirror the vesting schedule of the original options the restricted stock replaced. Although these restricted stock shares were not legally issued in fiscal 2010, in accordance with ASC 718, the share-based compensation expense on these awards began in 2009 when the stock options were issued as the Company deemed that there was no material modification of the awards to participants as a result of the stock option termination agreements in August 2010. Further, the Company was legally bound to issue the restricted stock as of January 29, 2011. As a result, the restricted stock was reflected as granted, and the applicable vested restricted stock was shown as such, in Note L in the Company’s fiscal 2010 Form 10-K.

In August 2011, the 977,547 shares of restricted stock were legally issued and physically awarded to participants, as disclosed in Note K in the fiscal 2011 Form 10-K. In preparing the fiscal 2011 Form 10-K, the Company noted that non-vested restricted stock on January 29, 2011 that was legally issued was zero and corrected the beginning balance.

The Company does not believe any adjustment to previously issued financial statements is necessary as the amounts vested and to be awarded are accurately reflected in the fiscal 2010 Form 10-K in the narrative disclosure included in the Share-Based Compensation note to the consolidated financial statements as well as the narrative disclosure and restricted stock activity table on page 70 in the fiscal 2011 Form 10-K.

7.	We note from page 67 that the expected term of the options granted in fiscal years 2010 and 2009 was based on historical experience. Please clarify in detail why you believe it is appropriate to use the simplified method to estimate the expected term of options granted in fiscal year 2011. To the extent you believe it is appropriate to use the simplified method, provide us draft disclosure to be included in future filings to disclose the use of the method, the reason why the method was used, and the types of share option grants for which the simplified method was used. Refer to SAB Topic 14.D for guidance.

RESPONSE – As disclosed in the Form 10-K, the Company completed its initial public offering in August 2010. Option grants in fiscal years 2010 and 2009 occurred prior to the Company’s initial public offering. As disclosed on pages 44 and 45 of the Company’s Form 10-K, the Company used a market approach to determine the fair value of its common stock, in addition to other assumptions as disclosed in Note K to the consolidated financial statements in the Form 10-K. Based on the Company’s limited historical experience, the Company used an expected term of 5 years in valuing stock options issued in fiscal years 2010 and 2009.

Per SAB Topic 14.D.2, an entity that concludes its historical experience does not provide a sufficient basis to estimate expected term can use the simplified method for computing the expected term. This method can be used, however, only for plain vanilla options. Plain vanilla options are equity share options that have the following basic characteristics:

•	They are granted at-the-money.

•	Exercisability is conditional only on performing service through the vesting date.

•	Employees terminating service prior to vesting would forfeit their options.

•	Employees terminating service after vesting would have a limited time to exercise their options.

•	The options are not transferable and cannot be hedged.

SAB 110, which amended SAB Topic 14.D.2, permits public companies to use the simplified method for share option grants made after December 31, 2007. SAB 110 notes that, if a company’s shares have been publicly traded for only a limited time, a Company may not have sufficient relevant historical option exercise data to provide a reasonable basis to estimate an option’s expected term and, as such, may use the simplified method to estimate the expected term of the option awards.

As all of the above criteria for using the simplified method per SAB Topic 14.D.2 and SAB 110 are met, the Company believes it is appropriate to use the simplified method to estimate the expected term of options granted in fiscal 2011.

In Note K to the consolidated financial statements in the Form 10-K, the Company discloses its use of the simplified method to estimate the expected term of option awards. Regarding disclosure of the types of options for which the method was used, as the simplified method is used to estimate the expected term of all option awards issued in fiscal 2011, this disclosure requirement is also met. The Company will provide disclosure substantially similar to the following in Note K to the consolidated financial statements in its fiscal 2012 Form 10-K to disclose the reasons why the simplified method was used (additional disclosure is in bold):

For fiscal year 2012 and 2011 stock option grants, the expected term of the option awards is estimated using the simplified method, or the average of the vesting period and the original contractual term, as it is not practical for the Company to use its historical experience to estimate the expected term because the Company’s shares have not been publicly traded for a significant period of time.

8.	We note from page 68 that you use a 2% dividend yield for the periods presented. However, we note from page 24 that you do not expect to pay dividends on shares of your common stock for the foreseeable future and from page 27 that you did not pay dividends in fiscal 2011. Please clarify how you estimate expected dividends for your option-pricing model and why you believe 2% is appropriate. Refer to ASC 718-10-55-42.

RESPONSE – Pursuant to ASC 718-10-55-42, option-pricing models generally call for expected dividend yield as an assumption. However, the models may be modified to use an expected dividend amount rather than a yield. An entity may use either its expected yield or its expected payments. Additionally, an entity’s historical pattern of dividend increases (or decreases) shall be considered.

The Company advises the Staff that it has considered its historical pattern of dividends in estimating a dividend yield assumption in its option-pricing model. Historically, the Company has made three dividend payments to shareholders, with the two most recent dividend payments of $15 million and $20 million made in December 2009 and June 2010, respectively, and a third dividend payment of $10 million in October 2004. These dividend payments were prior to the Company’s initial public offering in August 2010, and thus a public share price for those periods is not available to compare to the dividends paid per share. No dividends were paid in fiscal 2011 or fiscal 2012. The 2.0% dividend yield used for stock options granted in fiscal 2011 and 2010 was estimated using the Company’s best estimate of its stock price at the time of the dividend payments. Going forward, the dividend yield will be estimated using the Company’s publicly available share price at the time of the dividend payment. ASC 718 notes that the dividend yield should represent the amount of dividends expected to be paid over the term of the stock options. Current dividends would usually be the starting point for estimating the dividend yield, taking into consideration the entity’s historical pattern of increasing (or decreasing) dividends, and any other currently available information likely to affect future dividends.

Stock options granted in fiscal 2010 and 2011, as well as those granted in fiscal 2012, have a term of 10 years. While the Company has not made a dividend payment since June 2010, the Company believes it is reasonable to estimate that payment of dividends could be made over the term that the stock options granted in fiscal 2010, 2011 and 2012 are outstanding for the following reasons:

•

The Company currently has sufficient cash on hand and no debt and, based on current forecasts and the Company’s growth plan, expects to have sufficient cash on hand over the term of the stock options granted to make dividend payments.

•

Sun Gordmans, LP, an affiliate of Sun Capital Partners V, LP (“Sun Capital”), acquired a majority interest in the Company in September 2008, as disclosed in Item 6 in our fiscal 2011 Form 10-K. The Company does not currently expect to pay dividends on its common stock while Sun Capital owns a majority share of the Company’s common stock, as the Company believes there is a market perception risk associated with paying dividends while the Company is majority owned by a private equity firm.

However, we believe it is reasonable to estimate that Sun Capital will sell its majority share of the Company’s common stock before the term of the stock options expire (Sun Capital has sold approximately 49% of its shares of our common stock through the initial public offering in August 2010 a secondary offering in May 2012) and therefore reasonable to estimate that dividends will be paid over the term the stock options are outstanding.

The Company believes that a dividend yield of 2.0% for use in the Black-Scholes option valuation model for estimating the fair value of stock options granted is reasonable based on the following:

•

Using the weighted average exercise price of outstanding stock options of $14.15 as disclosed on page 66 of the Form 10-K, the resulting estimated dividend payments using a dividend yield of 2.0% (calculated as dividends per share divided by our estimated stock price) would be approximately $5.5 million annually, which appears reasonable given the Company’s forecasted cash position, growth over the remaining term of the stock options and the level of historical dividend payments ($10 million in 2004, $15 million in 2009 and $20 million in 2010).

•

Using the same companies, or peers, in our market sector that we include in estimating the volatility of our stock price in the Black-Scholes option valuation model, the Company’s estimated dividend yield of 2.0% is reasonable compared to the average dividend yield used by such companies of 2.0%.

On page 24 of the Form 10-K, the Company discloses it does not expect to pay dividends on shares of common stock for the foreseeable future, which was the expectation in fiscal 2010 and fiscal 2009 before the dividends were paid and continues to be an expectation in the near term and represents an appropriate risk to be disclosed to prospective shareholders. For the reasons noted above, while the Company may not pay dividends on shares of common stock in the near future, we believe it is reasonable to estimate that dividends could be paid over the term of stock options granted in fiscal 2012, 2011 and 2010. The Company determined a 2.0% dividend yield in the option pricing model was appropriate given the historical pattern of dividends, our peer dividend yields, given we have only been a public company since August 2010, and the reasonable estimate that dividends could be paid over the term of the options given the growth and performance of the Company.

Schedule I, Condensed Parent Company Only Financial statements, page 70

9.	We note that the ability of the Company’s operating subsidiaries to pay dividends may be restricted, as noted on page 70. Please describe the nature of restrictions and how you considered Rule 4-08(e)(3) of Regulation S-X. In this regard, we note from the introductory paragraph of Schedule I that the restricted net assets of your subsidiaries exceed 25% of your consolidated net assets. Please provide draft disclosure to be provided in future filings that includes the information required in Rule 4-08(e)(3) of Regulation S-X or tell us why this disclosure is not applicable.

RESPONSE – The Company advises the Staff that its loan, guaranty and security agreement relating to the revolving line of credit facility does include a negative covenant that restricts dividends and other distributions by the Company and its subsidiaries and a negative covenant that restricts subsidiaries of the Company from making any loans to the Company.

In response to the Staff’s comment, the Company will include disclosure substantially similar to the following in its Debt note to the consolidated financial statements in future filings:

The loan, guaranty and security agreement relating to the Company’s revolving line of credit facility includes a negative covenant that restricts dividends and other upstream distributions by the Company and its subsidiaries to the extent the Company does not meet minimum excess availability thresholds.

Exceptions to this covenant include dividends or other upstream distributions: (i) by subsidiaries of Gordmans, Inc. to Gordmans, Inc. and its other subsidiaries, (ii) that consist of repurchases of stock of employees in an amount not to exceed $500,000 in any fiscal year, (iii) to the Company to pay federal, provincial, state and local income taxes and franchise taxes solely arising out of the consolidated operations of the Company and its subsidiaries, (iv) to the Company to pay certain reasonable directors’ fees and out-of-pocket expenses, reasonable and customary indemnities to directors, officers and employees and other expenses in connection with the ordinary corporate governance, overhead, legal and accounting and maintenance and (v) additional distributions and dividends in an aggregate amount not to exceed $1,000,000 during the term of the facility. The loan, guaranty and security agreement also includes a negative covenant that restricts subsidiaries of the Company from making any loans to the Company.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments and we appreciate the Staff’s assistance in this process. Should you have any questions relating to any of the foregoing, or would like to discuss any of our responses, please feel free to contact the undersigned at (402) 691-4290.

Sincerely,

Gordmans Stores, Inc.

By:	/s/ Michael D. James
Name:	Michael D. James
Title:	Chief Financial Officer, Senior Vice President, Treasurer and Assistant Secretary

cc:	Heather Macon-Townsend, Grant Thornton, LLP

Gerald T. Nowak, P.C., Kirkland & Ellis LLP